ASCENT SOLAR TECHNOLOGIES, INC.
8120 Shaffer Parkway
Littleton, Colorado 80127

July 5, 2006

Via Facsimile Transmission and Edgar

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Ascent Solar Technologies, Inc. (the "Company")
Registration No. 333-131216

Gentlemen:

        In connection with the proposed public offer and sale of securities under the above referenced Registration Statement on Form SB-2 (the "Filing"), the Company hereby requests pursuant to Rule 461 under the rules and regulations promulgated under the Securities Act of 1933, as amended, that its Registration Statement become effective at 4:30 p.m. Eastern Time, on Monday, July 10, 2006, or as soon thereafter as practicable.

        With respect to this request the Company acknowledges that:

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  Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

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  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Ascent Solar Technologies, Inc.
By:	/s/ MATTHEW B. FOSTER Matthew B. Foster, President and Chief Executive Officer